 Filed by FG Merger II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boxabl Inc.

Commission File No. 000-56579

Date: September 30, 2025

As previously disclosed, on August 4, 2025, Boxabl Inc. (“Boxabl”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, FG Merger II Corp., a Nevada corporation (“FGMC”), and FG Merger Sub II Inc., a Nevada corporation and wholly-owned subsidiary of FGMC (“Merger Sub”). The Merger Agreement provides for a two-step merger transaction (the “Mergers”) in which, first, Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned subsidiary of FGMC, and, immediately thereafter, the Company (as the surviving company in the First Merger) will merge with and into FGMC (the “Second Merger”), with FGMC continuing as the surviving public company (the “Surviving Pubco”). By virtue of the consummation of the Mergers, the Surviving Pubco will change its name to BOXABL Inc.

On September 30, 2025, Boxabl published a video on Youtube.com.

Transcript of the video posted to Youtube:

Opening Statement – Who is BOXABL

My name is Alexis and I'm with BOXABL’s Client Relations team.

We're here today with Paolo Tiramani, BOXABL’s co-CEO and founder.

We're excited to be discussing the recent filing of the Form S-4 with FG Merger II Corp. and what that might mean for our investors. Over to you, Paolo.

Thanks Alexis. I’m thrilled to share this incredible moment in BOXABL’s history with you. For those just getting to know us, we believe we’re changing the game in housing. We believe we’re not just building homes. We’re redefining how homes are built, delivered, and lived in. We believe our modular building systems deliver affordable, high-quality homes at unprecedented speed.

Since 2017, we’ve been executing on our mission to tackle one of the country’s biggest challenges: housing affordability. Our flagship product, the Casita, is a 361-square-foot studio with a full kitchen, bathroom, and utilities, and it unfolds on-site in less than an hour. We build it right here in Las Vegas at our own facilities for what we believe is unmatched quality.

We also have the Baby Box, a 120-square-foot studio home built to RV code, perfect for simple setups without a foundation. We are also developing stackable, connectable models to form townhomes, multifamily buildings, or larger single-family homes. Every product, we believe, brings us closer to solving the housing challenges for individuals and communities in our great country.

Why This Moment Matters

This is an exciting time for the entire BOXABL team. We’ve recently announced our planned merger with FG Merger II Corp. This isn’t just a business milestone – we believe it’s a inflection point for BOXABL. Demand is at record highs, manufacturing is scaling, and the vision has never been clearer. Going public, will allow us to accelerate virtually all facets of the business: more production, more innovation, more impact - all while bringing our supporters along for this unbelievable journey.

Alexis: Thank you, Paolo, for that introduction of the company. Now we do have some questions for you, so we’ll just get right into it.

1.	Why is now the right time to go public?

So, we’re just moving past our startup phase with what we believe is proven demand and scaling manufacturing. With This transaction, we expect, will strengthen our balance sheet, expand production capacity, and accelerate our path to solving the housing affordability crisis.

2.	And Why a SPAC rather than a traditional IPO?

A SPAC, , provides speed and certainty. FG Merger II brings not only capital, over $80 million dollars which is currently being held in trust, but also experienced partners who are aligned with our vision, in addition to their valuable experience. It’s efficient, we believe predictable, and meets all regulatory requirements.

3.	Say I am an investor in Boxabl, What happens to my shares after the merger?

Each BOXABL share will convert into shares of FGMC in accordance with the Common Exchange Ratio and the Preferred Exchange Ratio as described in the merger agreement. Each ratio is a math formula that calculates how many shares of the new public company each Boxabl common shareholder or preferred stock will get for each share of Boxabl stock that they currently hold. The math formula cannot be finalized until the Closing as it is impacted by the total number of Preferred Shares and Common Stock outstanding. In total, BOXABL shareholders will receive $3and a half billion dollars in combined common and preferred stock of FGMC at a deemed $10 per share value.

4.	Is BOXABL conducting a reverse stock split?

No. Each Boxabl shareholder’s shares will be exchanged for a smaller number of shares in the new public company, based on a set exchange ratio. This reduction in share count is standard part of the merger process and should not be confused with a reverse stock split. In a reverse split, a company reduces its existing shares; we are not doing that here. The adjustment simply reflects the agreed merger consideration and the capital structure of the new company. The Merger Agreement, available on the SEC’s EDGAR database, provides a full description of the exchange ratio and the merger consideration to be received by shareholders.

5.	Am I going to be able to sell my shares?

Yes, yes, shares of our Class A Common Stock will be freely trading once the shares are listed. Our Preferred Stock will not initially convert to Class A Common Stock, be listed or traded. The plan is that approximately 14 months following the Closing of the Merger, 20% of the shares of Preferred Stock, in the aggregate, will automatically, without any further action by Boxabl or any stockholder, convert into Class A Common Stock on a one for one basis. After that, an additional 20% of the original shares of Preferred Stock will automatically convert each subsequent month on a one-for-one basis until all of the Preferred Stock has been converted into Class A Common Stock. Once converted, the Class A Common Stock will be freely tradable.

6.	How can I transfer my shares to a brokerage account?

After the closing, shares will continue to be held electronically by our transfer agent, Continental Stock Transfer and Trust Company. Once shares of preferred stock convert to common stock, as described in the combined company Amended & Restated Certificate of Formation, each investor should work with their respective brokerage to transfer them. Every brokerage has its own process, so we really encourage you to check in with them now.

7.	Can I prepare now to make the transfer to my brokerage account faster?

Yes, yes. Update your contact info with BOXABL, open a brokerage account if you don’t have one, ask your broker how they handle private-company shares after a SPAC merger, and watch for instructions from us once shares are tradable.

8.	What if my shares have a restriction?

So, as part of the transaction, if successful, all holders of BOXABL shares will receive shares in the surviving company pursuant to a merger registration statement. When converted to common shares, the shares will be freely tradable.

9.	Do I need to do anything right now?

No immediate action is required. Just keep your info current, subscribe to our investor updates, and have your brokerage account ready.

10.	Will I need to sign anything?

Maybe, maybe. If we need your signature, we’ll let you know.

11.	Does filing an S4 mean BOXABL is public now?

No. It’s a key milestone, however, but we still require regulatory reviews, shareholder approvals, and listing requirement approval before we are officially public.

12.	When will BOXABL go public?

Great question. So, BOXABL and FGMC have filed a Form S-4 with the SEC. The SEC will review and potentially will provide comments, once we complete the SEC comment process, stockholders of both BOXABL and FGMC must provide their approval through a stockholder vote, and Nasdaq listing approval. We currently anticipate closing by the end of 2025, pending approvals.

13.	Can I invest in BOXABL now?

No, Not directly. We’re not yet listed. But FG Merger II Corp. is publicly traded on the Nasdaq currently under ticker FGMC. If the merger is completed, FGMC shares will convert into shares of the combined company, which will include BOXABL’s business.

14.	Why might someone buy FGMC shares now?

FGMC holds more than $80 million dollars in trust. If public shareholders retain their shares through the merger, those funds will be available to BOXABL upon completion of the merger.

15.	What’s next now that the merger agreement is signed and Form S-4 is filed?

Now that Form S-4 is filed, the SEC will review and potentially provide comments or questions. We will address the comments for subsequent filing, and once we complete the SEC comment process, the merger will be subject to a shareholder vote. If approved and requirements are met, BOXABL will merge with FGMC and be listed on the Nasdaq.

16.	What is SEC Form S-4 and why does it matter?

A Form S-4 is a registration statement filed with the SEC when a company issues securities as part of a merger, acquisition, or a similar transaction. It provides detailed disclosures to inform investors and shareholders. The SEC reviews the filing and may issue comment letters requesting revisions. Once all comments are addressed, the SEC declares the filing effective, allowing the transaction to move forward.

Our Investors and stockholders are urged to read the registration statement and joint proxy statement and prospectus and any other relevant documents filed or to be filed with the SEC carefully and in their entirety when they become available They will contain important information about the proposed transaction.

17.	So, What will the share price be?

SPACs typically begin trading at $10 per share, but the market ultimately determines value. For BOXABL, the merger consideration was set at $10 per share, giving a total transaction value of $3 and one half billion dollars.

18.	So, What if the merger doesn’t happen?

So, if the merger is not completed, BOXABL remains a privately held reporting company. FGMC would continue searching for another target. BOXABL shares would stay as they are today and your BOXABL shares remain as they are today.

Alexis: Paolo, thank you so much for your time today and for your responses. Is there anything else you would like to say?

Conclusion

I want to thank you for your continued support and belief in our company, BOXABL, and our mission to solve the national housing crisis. We couldn’t be more excited about the road ahead and the opportunity to build the future of housing together. We are just coming up to the beginning, and I’m thrilled to have you with us as we take BOXABL’s next big step.

If you have any questions, feel free to email us at invest@boxabl.com!

Thank you.

How was that? Not too bad, right?

About BOXABL

BOXABL is transforming the housing market with its modular building systems designed to deliver affordable, high-quality homes at unprecedented speed. Founded in 2017, BOXABL’s innovative approach has attracted worldwide attention as it aims to solve housing challenges for individuals and communities alike. BOXABL’S flagship product, the Casita, is a 361 square foot studio unit with a full kitchen, bathroom, and utilities. The Casita unfolds on-site in less than an hour and is manufactured inside BOXABL’s facilities. BOXABL also has announced the Baby Box, a smaller 120 square foot unit built to RV code, intended for simpler, no foundation-setups. BOXABL is also developing stackable and connectable box models that can be combined to form townhomes, multifamily units, or larger single-family homes.

About FG Merger II Corp.

FG Merger II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

https://fgmerger.com/

Additional Information About the Proposed Transaction and Where to Find It

Additional information about the transaction, including a copy of the merger agreement has been filed by FGMC in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). The proposed transaction will be submitted to shareholders of FGMC for their consideration. FGMC filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes preliminary and definitive proxy statements to be distributed to FGMC’s shareholders in connection with FGMC’s solicitation of proxies for the vote by FGMC’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to BOXABL’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to BOXABL stockholders and FGMC shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, FGMC and BOXABL shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by FGMC in connection with the proposed transaction, as these documents will contain important information about FGMC, BOXABL and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by FGMC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to FG Merger II Corp., 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or to BOXABL 5345 E North Belt Rd Las Vegas NV 89115.

Forward-Looking Statements

This video includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding BOXABL’s ability to execute its business model and the expected financial benefits of such model; expectations regarding BOXABL’s ability to attract, retain, and expand its customer base; BOXABL’s deployment of Casita; BOXABL’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting BOXABL’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for BOXABL to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of BOXABL and FGMC.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that BOXABL is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; BOXABL’s historical net losses and limited operating history; BOXABL’s expectations regarding future financial performance, capital requirements and unit economics; BOXABL’s use and reporting of business and operational metrics; BOXABL’s competitive landscape; BOXABL’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of BOXABL’s business plans and the potential need for additional future financing; BOXABL’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; BOXABL’s reliance on strategic partners and other third parties; BOXABL’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of FGMC could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement; the outcome of any legal proceedings or government investigations that may be commenced against BOXABL or FGMC; failure to realize the anticipated benefits of the proposed transaction; the ability of FGMC or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in FGMC’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by BOXABL, FGMC or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of BOXABL’s and FGMC’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While BOXABL and FGMC may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in FGMC is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of FGMC, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

FGMC, BOXABL and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from FGMC’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FGMC’s and BOXABL’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by FGMC and BOXABL with the SEC. You can find more information about FGMC’s directors and executive officers in FGMC’s final prospectus related to its initial public offering filed with the SEC on January 29, 2025 and in periodic reports filed by FGMC with the SEC. You can find more information about BOXABL’s directors and executive officers in its Annual Report on Form 10-K, filed with the SEC on April 14, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.